June 21, 2010

VIA EDGAR
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James E. O'Connor, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549-0505

            Re:    Robeco-Sage Multi-Strategy TEI Fund, L.L.C.
                   Post-Effective Amendment No. 1 to the Registration Statement On Form N-2 (File Nos. 333-164095 AND 811-22377)
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Dear Mr. O'Connor:

              On behalf of Robeco-Sage Multi-Strategy TEI Fund, L.L.C. (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is Post-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 (the "Registration Statement"). We are filing the Registration Statement with the Commission for the sole purpose of updating certain financial and other information contained therein. Accordingly, we respectfully request expedited review of the Registration Statement by the staff of the Commission so as to allow the effectiveness of the Registration Statement on or about July 12, 2010.

              If you have any questions or comments, please call me at (212) 756-2131. Thank you, in advance, for your attention to this matter.

                                            Very truly yours,


                                            /s/ George M. Silfen, Esq.
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                                            George M. Silfen, Esq.
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